                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                               -----------------


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                            GLOBAL INTELLICOM, INC.
                                (Name of issuer)


                          COMMON STOCK, $.01 par value
                         (Title of class of securities)


                                   379337108
                                 (CUSIP number)


      Samuel M. Krieger, Esq., 319 Fifth Avenue, New York, New York 10016
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                 March 12, 1999
            (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box /_/.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.


               (Continued on following pages) (Page 1 of 12 Pages)

----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.   379337108                   13D                   Page 2 of 12 Pages

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ ]
                    SOVEREIGN PARTNERS, L.P. ("Reporting Entity")
                    EIN No. 06-1434368

                    DOMINION CAPITAL FUND LIMITED ("Dominion")
                    EIN No.

                    CANADIAN ADVANTAGE LIMITED PARTNERSHIP ("CALP")
                    EIN No.

                    ATLANTIS CAPITAL FUND LIMITED ("Atlantis")
                    EIN No.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /x/
                                                                         (b) /_/
                                SEE ITEM 5 BELOW

3        SEC USE ONLY

4        SOURCE OF FUNDS

                                       WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   /_/


6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Reporting Entity:          Delaware
                   Dominion                   Bahamas
                   CALP:                      Ontario
                   Atlantis:                  Cayman Islands



7        SOLE VOTING POWER

         NUMBER OF SHARES SEE ITEM 5 BELOW

                   Reporting Entity:          1,873,122
                   Dominion                   2,855,228
                   CALP:                        912,616
                   Atlantis:                  1,573,122

                   TOTAL FOR GROUP:           7,214,088

8        BENEFICIALLY OWNED BY SHARED VOTING POWER

                                                              Page 3 of 12 Pages


9        EACH REPORTING SOLE DISPOSITIVE POWER

                  SEE ITEM 5 BELOW
                  Reporting Entity:         1,873,122
                  Dominion                  2,855,228
                  CALP:                       912,616
                  Atlantis:                 1,573,122

                  TOTAL FOR GROUP:          7,214,088


10       PERSON WITH SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  SEE ITEM 5 BELOW
                  Reporting Entity:         1,873,122
                  Dominion                  2,855,228
                  CALP:                       912,616
                  Atlantis:                 1,572,122

                  TOTAL FOR GROUP:          7,214,088


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      /_/


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  SEE ITEM 5 BELOW
                  Reporting Entity:            12.88%
                  Dominion:                    20.59%
                  CALP:                         7.65%
                  Atlantis:                     12.5%

                  TOTAL FOR GROUP:             39.57%

14       TYPE OF REPORTING PERSON

                  Reporting Entity:         PN
                  Dominion:                 CO
                  CALP:                     PN
                  Atlantis:                 PN

                                                              Page 4 of 12 Pages

ITEM 1.           Security and Issuer

                           Common Stock, $.01 par value
                           GLOBAL INTELLICOM, INC.
                           747 Third Avenue
                           New York, NY 10017

ITEM 2.           Identity and background:

                  1.       Reporting Entity

                  a.       Sovereign Partners, L.P.

                  b.       c/o Southridge Capital Management LLC,
                           General Partner
                           90 Grove Street Suite #01
                           Ridgefield, CT 06877

                  c.       State of Organization: Delaware
                           Principal Business: Investments

                  d.       None

                  e.       None


                  Name of Executive Officers and Principal Members of Reporting Entity

                  a.       Stephen Hicks

                  b.       Southridge Capital Management LLC
                           90 Grove Street
                           Suite #01
                           Ridgefield, CT 06877

                  c.       President - Southridge Capital Management LLC

                  d.       None

                  e.       None

                  f.       Canada


                  a.       Daniel Pickett

                  b.       Southridge Capital Management, Inc.
                           90 Grove Street
                           Suite #01
                           Ridgefield, CT 06877

                  c.       Secretary - Southridge Capital Management LLC

                  d.       None

                  e.       None

                  f.       United States


                  2.       Dominion

                  a.       Dominion Capital Fund, Limited

                  b.       c/o Citco Fund Services,
                           Bahamas Financial Centre, 3rd Floor
                           Charlotte & Shirley Street
                           P.O. Box CB-13136
                           Nassau, Bahamas

                  c.       State of Organization: Bahamas
                           Principal Business: Investments

                                                              Page 5 of 12 Pages


                  d.       None

                  e.       None


                  Name of Executive Officers and Principal Members of Dominion

                  a.       Livingstone Asset Management Ltd.


                  b.       Citco Fund Services,
                           Bahamas Financial Centre, 3rd Floor
                           Charlotte & Shirley Street
                           P.O. Box CB-13136
                           Nassau, Bahamas


                  c.       Investment Manager


                  d.       None


                  e.       None


                  f.       Bahamas


                  a.       Navigator Management Ltd.


                  b.       Citco Fund Services,
                           Bahamas Financial Centre, 3rd Floor
                           Charlotte & Shirley Street
                           P.O. Box CB-13136
                           Nassau, Bahamas


                  c.       Sole Director and President of Investment Manager


                  d.       None


                  e.       None


                  f.       British Virgin Islands


                  a.       David Sims


                  b.       Harbour House, Waterfront Drive
                           P.O.B. 972
                           Road Town, Tortola, British Virgin Islands.


                  c.       Investments


                  d.       None


                  e.       None


                  f.       United Kingdom



                  3.       CALP

                  a.       Canadian Advantage Limited Partnership

                  b. c/o VMH Management Ltd., General Partner 365 Bay Street, 10th Floor
                           Toronto M5H 2V2,Ontario

                  c.       State of Organization: Ontario
                           Principal Business: Investments

                  d.       None

                  e.       None


                  Name of Executive Officers and Principal Members of CALP

                  a.       Mark Valentine

                  b.       365 Bay Street, 10th Floor
                           Toronto M5H 2V2,Ontario

                  c. Vice President - Thompson Kernaghan & Co., Ltd. President - VMH Management Ltd.

                  d.       None

                  e.       None

                  f.       Canada


                  a.       Ian McKinnon

                  b.       365 Bay Street, 10th Floor
                           Toronto M5H 2V2,Ontario

                  c.       Vice President - VMH Management Ltd.
                           Executive Officer - Thompson Kernaghan & Co. Ltd.

                  d.       None

                  e.       None

                  f.       Canada



                  4.       Atlantis

                  a.       Atlantis Capital Fund, Ltd.

                  b.       c/o Citco Fund Services,
                           Bahamas Financial Centre, 3rd Floor
                           Charlotte & Shirley Street
                           P.O. Box CB-13136
                           Nassau, Bahamas

                  c.       State of Organization: Cayman Islands
                           Principal Business: Investments

                                                              Page 6 of 12 Pages


                  d.       None

                  e.       None


                  Name of Executive Officers and Principal Members of Atlantis


                  a.       Harbourcrest Asset Management Ltd.


                  b.       c/o Lion Corporate Service (Bahamas) Limited
                           Cumberland House
                           27 Cumberland Street
                           P.O. Box CB-13016
                           Nassau, Bahamas


                  c.       Investment Manager


                  d.       None


                  e.       None


                  f.       Bahamas


                  a.       Barry W. Herman


                  b.       Cumberland House
                           27 Cumberland Street
                           P.O. Box CB-13016
                           Nassau, New Providence, The Bahamas


                  c.       Director and President, Lion Corporate Service Ltd.


                  d.       None


                  e.       None


                  f.       U.S.A.



ITEM 3.           Source and Amount of Funds or Other Consideration

                  Source: Working capital of Reporting Entity and other members of Group


                  Amount:  $2,150,000
                           Reporting Entity and other members of the Group acquired $2,300,000 in liquidation value of Series 6, 10 and 11 convertible preferred stock of the Issuer and have, to the date of this Schedule 13D, converted certain of such shares (plus accrued dividends to date of conversion) into 6,914,088 shares of Common Stock of the Issuer. (See Item 5 below.) Reporting Entity has also acquired 300,000 shares in a purchase transaction.


ITEM 4.           Purpose of Transaction


                  The Shares deemed to be beneficially owned by the Reporting Entity and each of the other persons named in Item 5 as owning shares of the Issuer were originally acquired for, and were being held individually for, investment purposes. As of March 12, 1999, however, the Reporting Entity and each of the other persons named in Item 5 (collectively, the "Group") has determined to act together to seek a change in the current board of directors or management of the Issuer. The Group plans to file a proxy statement seeking to obtain proxies to vote in favor of the Group's nominees for seats on the Board to be elected at the next meeting of shareholders of the Issuer. In connection therewith, the Reporting Entity and CALP have brought an action in Nevada which, among other things, is seeking recognition of each of the members of the Group as the record and beneficial owner of the Issuer's shares of Common Stock reflected in their respective conversion notices and seeking to require the Company to hold an annual meeting of shareholders, which has not been called by the existing management of the Issuer for more than 22 months. If successful in electing the Group's nominees, the Group will seek to replace some or all of the Issuer's current management and may also seek to remove any remaining current board members not subject to election at such meeting.


ITEM 5.           Interest in Securities of Issuer

                  a.&b. All of the information given below is as of March 19, 1999. Percentages are based on information provided by the Company's transfer agent that, as of March 15, 1999, there were 11,013,959 shares of Common Stock outstanding. As the Issuer has not yet honored the conversions referred to in
Item 3 above and in Item 5 below, such number of outstanding shares does not include any of such shares (or the shares to be issued on account of the accrued dividends through the relevant conversion date).

                  The shares of each series are convertible at the option of the holder into Common Stock.

                  For the Series 6 and 10 shares, the number of shares of Common Stock is determined by dividing the liquidation preference of the shares being converted (plus, in the case of the Series 10 shares, any accrued but

                                                              Page 7 of 12 Pages

unpaid dividends) by a conversion price, which is 75% of the average closing bid price of the Common Stock for the five trading days immediately preceding the date of conversion. As of March 17, 1999, the conversion rate was $0.3101 (75% of $0.4135).

                  For the Series 11 shares, the number of shares of Common Stock is determined by dividing the liquidation preference of the shares being converted (plus any accrued but unpaid dividends) by a conversion price, which is the closing bid price of the Common Stock on the trading day immediately preceding the date of conversion. As of March 17, 1999, the conversion rate was $0.4135.

                  Each of the following persons is deemed to be the beneficial owner of the number of shares of Common Stock, par value $.01, of the Issuer, indicated below. Each such person is deemed to beneficially own the percentage of the outstanding shares indicated below. Each such person has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares that it is deemed to beneficially own.


                                    Liq.             Conversion        Converted
Name              Series            Value            Date               Shares          Total             Per Cent(1)
----------------  -------           -----            -------------     -------------    ---------         ---------

Reporting           10              $ 475,000        3/17/99           1,531,640
Entity              10(4)              25,000
                  Dividends(2)         12,865        3/17/99              41,482
                  Other[see 5c]                                          300,000         1,873,122        12.88%

Dominion             6(3)           $  84,375        8/24/98             109,719
                     6              $ 665,625        3/17/99           2,146,312
                  Dividends(2)      $  40,215        3/17/99             129,673

                    11              $ 200,000        3/17/99             457,143
                    11(4)              25,000
                  Dividends(2)      $   5,417        3/17/99              12,381
                                                                                         2,855,228        20.59%

CALP                 6(3)           $  28,125        8/24/98              36,573
                     6              $ 221,875        3/17/99             715,437
                  Dividends(2)      $  13,405        3/17/99              43,224

                    11              $  50,000        3/17/99             114,286
                    11(4)              25,000
                  Dividends(2)      $   1,354        3/17/99               3,095
                                                                                           912,616         7.65%

Atlantis 10                         $ 475,000        3/17/99           1,531,640
                    10(4)              25,000
                  Dividends(2)      $  12,865        3/17/99              41,482
                                                                                         1,573,122        12.5%

Group Total                         $2,200,000                                           7,214,088        39.57%

----------
(1)      Taking into account shares to be issued on conversions.
(2)      Dividends calculated through March 15, 1999.
(3)      Includes dividends through date of conversion.

(4) If the unconverted shares were converted at the same conversion rates as in effect on March 17 (excluding interest), the aggregate holdings of the Reporting Entity and each of the other entities named above would be as follows:




Name                        Total Shares         Per Cent

Reporting Entity            1,953,735             15.07%
Dominion                    2,912,370             20.91%
CALP                          969,758              8.09%
Atlantis                    1,653,735             13.05%
                            ---------             ------

  Group Total               7,489,599             40.48%




The actual number of shares issuable upon conversion of the unconverted shares will depend on the market price of the Common Stock at that time, as indicated above.

                                                              Page 8 of 12 Pages

                  c. The shares of Common Stock listed under the heading "Converted Shares" in the table above for Dominion and CALP for the 8/24/98 conversion represent a conversion effected by notice given by their respective agent, Thomson/ Kernaghan & Co., Ltd., on that date at a conversion rate of approximately $0.792 per share. All other shares listed under the heading "Converted Shares" above represent conversions given by the members of the Group as indicated on March 17, 1999 at a conversion rate of approximately $0.3101 for the Series 6 and 10 shares and approximately $0.4375 for the Series 11 shares. On March 19, 1999, Reporting Entity also acquired 300,000 shares of Common Stock from another holder of Preferred Stock at $.50 per share. Those shares represent shares of Common Stock due to such holder for conversions effected by such holder. To the date of this Schedule 13D, the Issuer has not issued the Converted Shares to any member of the Group or such other holder.

                  The issuer has commenced an action in the United States District Court for the Southern District of New York (No. 99 Civ 0342 DCC) against several defendants including the Reporting Entity, Atlantis and Thomson Kernaghan, each of which vigorously contests the allegations made by the Issuer in the action, and intends to file a motion to dismiss and counterclaims. Presently, discovery is stayed until resolution of this motion.

                  Each of the Reporting Entity and each of such other persons expressly disclaims any beneficial interest in the shares held by any of the other entities or persons named above (including, where relevant, the Reporting Entity) and has no right to direct the voting or disposition of such shares.

                  Each member of the Group expressly disclaims any membership in a group with any other member of the Group for any purpose or any matter other than that contemplated in this Schedule 13D or another Schedule previously or subsequently filed with the SEC.

                  None of the executive officers, directors or other persons controlling the Reporting Entity, Dominion, CALP or Atlantis owns any shares of the Issuer or has the power to direct the voting or disposition of any shares of the Issuer (other than those owned by the Reporting Person, Dominion, CALP or Atlantis, as the case may be).


                  During the 60 days prior to the filing of this Schedule 13D, neither the Reporting Entity or any other members of the Group, nor any of the other persons named above has bought or sold any shares of Common Stock of the Issuer except as follows:




Date        Entity               Transaction       No. of Shares        Price
----        ------               -----------       -------------        -----

1/21/99     Dominion             Buy                    9,600            $.89
2/19/99     Reporting Entity     Buy                  300,000            $.50



                  d.       N/A


                  e.       N/A


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The members of the Group plan to act together for the purposes enumerated in Item 4 above. To that end, they anticipate that they will consult and try to reach a consensus on such issues as the selection of the persons to be nominated to the Issuer's Board of Directors and in the preparation of proxy materials to be circulated to shareholders of the Issuer. They also anticipate that they will vote in concert at the next shareholders meeting at which the election of directors is submitted to a vote of the shareholders. Each member of the Group, however, retains the power and authority to nominate any person to the Board and to sell shares of the Issuer's Common Stock in such members sole and absolute discretion, without receiving the consent of, and without any liability to, the other members. There are no written agreements to reflect any of the foregoing understandings.

ITEM 7.           Material to be filed as Exhibits

                  None. (See Item 6)

                                                              Page 9 of 12 Pages


SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 22, 1999                     SOVEREIGN PARTNERS L.P.
--------------
[Date]                                By: Southridge Capital Management, LLC, GP



                                      By: /s/
                                          ---------------------------------
                                               Stephen Hicks

                                      Title: President
                                             ------------------------------


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

                                                             Page 10 of 12 Pages

SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




March 22, 1999                        DOMINION CAPITAL FUND LIMITED
--------------
[Date]

                                         BY: LIVINGSTONE ASSET MANAGEMENT LTD.
                                               - Investment Advisor


                                         BY: NAVIGATOR MANAGEMENT LTD.
                                             Its: President


                                         By: /s/
                                             ----------------------------------
                                                  David Sims

                                         Title: Director
                                                -------------------------------


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

                                                             Page 11 of 12 Pages


SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




March 22, 1999                       CANADIAN ADVANTAGE
--------------                             LIMITED PARTNERSHIP
[Date]                                     By: VMH MANAGEMENT LTD.
                                        General Partner


                                         By: /s/
                                             ----------------------------------
                                             Mark Valentine

                                        Title: President
                                               --------------------------------


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

                                                             Page 12 of 12 Pages


SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






March 23, 1999                       ATLANTIS CAPITAL FUND LIMITED
--------------                            BY: HARBOURCREST ASSET MANAGEMENT LTD.
[Date]                                    - Investment Advisor


                                         By: /s/
                                             ----------------------------------
                                             Barry W. Herman

                                         Title: Director & President
                                                -------------------------------


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.